VX 3-12-04

AA 3/11/2004

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04004713

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40875

RECEIVED FEB 27 200 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2003 AND ENDING December 31,2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.O. Thomas & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2106 New Road , Suite A-6 Post Office Box 293
(No. and Street)

Linwood, New Jersey 08221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John W. Risley, Jr. (609) 927-4044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Victor A. Fabietti, CPA
(Name – *if individual, state last, first, middle name*)

231 West Glencove Avenue Northfield New Jersey 08225
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Risley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.O. Thomas and Company, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L. O. THOMAS & CO., INC.

FINANCIAL STATEMENT

DECEMBER 31, 2003

VICTOR A. FABIETTI JR., LLC
ACCOUNTING • TAX • MANAGEMENT SERVICES
231 WEST GLENCOVE AVENUE
NORTHFIELD, NJ 08225

TELEPHONE
(609) 677-4977
FACSIMILE
(609) 677-0277

Mr. John W. Rilsey, Jr.
L.O. Thomas & Co., Inc.
Linwood Commons, Suite A-6
2106 New Road, PO Box 293
Linwood, NJ 08221

I have audited the accompanying Balance Sheet of L.O. Thomas & Co., In. (A New Jersey S-Corp) as of December 31, 2003, and the related Statements of Income, Retained Earnings, Cash Flows and Computation of Net Capital for the year then ended. These financial statements are the responsibility of company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.O. Thomas & Co., Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Victor A. Fabietti, CPA

L.O. THOMAS & CO., INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS			
CURRENT ASSETS			
Cash- in bank	$4,383		
-moneymarket	8,908		
Total Cash		$13,291	
Commission receivable		18,271	
Prepaid NJ CBT100		250	
Total Current Assets			$31,812
EQUIPMENT (Note1)			
Office furniture & fixtures		18,183	
Less: Accumulated depreciation		(16,912)	
Net Equipment			1,271
OTHER ASSETS			
Rent security deposit			1,775
TOTAL ASSETS			$34,858
LIABILITIES			
CURRENT LIABILITIES			
Accrued expenses		$16,974	
NJ CBT100 payable		550	
Payroll taxes payable		2,275	
Total Liabilities			$19,799
STOCKHOLDER'S EQUITY			
Capital stock- common, no par value, 1,000 shares authorized, 100 shares issued and outstanding		30,000	
Additional paid in capital		5,922	
Retained earnings		(20,863)	
Total Stockholder's Equity			15,059
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$34,858

The accompanying notes are an integral part of the financial statements

L.O. THOMAS & CO., INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

		Percent
INCOME		
Commissions	$842,731	100.00%
OPERATING EXPENSE		
Payroll-Officer	10,000	1.19%
Payroll-employee	25,609	3.04%
Payroll tax expense	3,481	0.41%
Advertising	2,009	0.24%
Assessments and dues	9,635	1.14%
Bank charges	60	0.01%
Cleaning expense	1,440	0.17%
Commission expense	660,692	78.40%
Contributions	740	0.09%
Depreciation (Note 1)	2,054	0.24%
Insurance	3,214	0.38%
Licenses	1,211	0.14%
Office expense	13,094	1.55%
Postage	141	0.02%
Professional fees	4,815	0.57%
Rent	22,213	2.64%
Repairs & maintenance	1,057	0.13%
State income tax (Note 1)	1,200	0.14%
Subscriptions	3,134	0.37%
Telephone	7,594	0.90%
Travel & entertainment	5,070	0.60%
Utilities	2,145	0.25%
Total operating expense	780,608	92.63%
OPERATING INCOME	62,123	7.37%
OTHER INCOME/(LOSS)		
Dividend Income	122	0.01%
Other income-rent	2,580	0.31%
Loss on sale of security	(801)	-0.10%
Total other income	1,901	0.23%
NET INCOME	64,024	7.60%
RETAINED EARNINGS- BEGINNING	2,293	
DISTRIBUTIONS	(87,180)	
RETAINED EARNINGS-ENDING	($20,863)	

The accompanying notes are an integral part of the financial statements

L.O. THOMAS & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash receipts from customers	$845,534
Dividends earned	122
Other income	2,580
Total Cash Received	848,236
Cash payments to suppliers and employees	659,686
Cash payments for operating expenses	118,404
Total cash payments for operating expenses	778,090
Net cash flows from operating activities	70,146
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office equipment	(1,445)
Proceeds from sale of stock (net of loss $800)	2,500
Total cash flows from investing activities	1,055
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to shareholder	(87,180)
DECREASE IN CASH	(15,979)
CASH-BEGINNING	29,270
CASH-ENDING	$13,291

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net income	$64,024
Depreciation	2,053
Loss on sale of stock	800
Decrease in commissions receivable	2,803
Increase in accrued expenses	1,031
Decrease in payroll taxes payable	(575)
Increase in NJ CBT100 payable	10
Net cash flow from operating activities	$70,146

The accompanying notes are an integral part of the financial statements

L.O. THOMAS & CO., INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Total Ownership Equity	$15,059
Less: Non-allowable assets	(3,295)
Total Allowable Assets	11,764
Less: Proprietary security position	(178)
Net Capital	$11,586

Note: No material differences exist between the net capital computation as submitted in the broker/dealer's corresponding Focus IIA report and the above net capital computation.

L.O. THOMAS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This report is being filed pursuant to NASD rule 17a-5(a). The company is claiming exemption from NASD rule 15c3-3 (k)(2)(I) and rule 15c3-3 (k)(2)(ii).

ACCOUNTING POLICIES- The company was incorporated in the State of New Jersey on January 1, 1996. The company has elected to be treated as a Sub-chapter S corporation for federal and state income tax purposes effective as of January 1, 1996. The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles. The Purchase and sale of customer securities and related commission revenues and expenses are recorded in the books of account on settlement date.

The company is subject to the uniform net capital requirements of the Securities and Exchange Commission. The company's net capital exceeded the minimum capital requirement on December 31, 2003, by $6,586.

No material inadequacies were found to exist or found to have existed in the internal accounting system or the account balances.

DEPRECIATION- Depreciation is provided using the double-declining balance method on estimated useful lives of five or seven years.

INCOME TAXES- The company is a New Jersey Sub-chapter S corporation, and as such, is not a tax paying entity for purposes of federal income taxes. Accordingly, no provision has been made in the financial statements for federal income taxes. In addition, the company is an S corporation for state income tax purposes. State S corporations, like federal S corporations, pass income through to shareholders to be taxed on their personal income tax returns. However, the State of New Jersey does impose a tax on S corporations at a lesser rate than C corporations. Accordingly, the company has made a provision for state income taxes computed at the statutory rate for New Jersey S corporations.

NOTE 2: ANNUAL NASD AND SIPC FEES

I have sighted the combined invoice for annual NASD and SIPC fees of L.O. Thomas & Co., Inc. For the twelve months ended December 31, 2003. It appears the aforementioned is complete and accurate, and all assessments due the Securities Investor Protection Corporation have been paid.

NOTE 3: CONTINGENCIES AND ESTIMATES

A registered representative of the company has been named as a defendant in a lawsuit dated November 25, 2003. The complaint alleges that the representative engaged in acts and/or omissions of breach of confidentiality, negligence , unauthorized business transactions, security fraud, fraud, misrepresentation and errors and omissions with one of his clients. The complaint does not ask for any specific damages or remedies, except as the court may deem fair and reasonable should they prevail. The company has been named as a codefendant in the suit.

Managements legal council has indicated that, while the case is still in the discovery stage, it believes the complaint is totally baseless and without merit and that it has nothing to do with the company. As such, the company has not made a provision in the financial statements with regard to the lawsuit.

Management where it is deemed necessary, uses its best professional judgement in deriving any estimated amounts included in the financial statements.

NOTE 4: CONCENTRATION OF RISK

The company is a broker in the securities industry. Buying and selling securities for clients primarily in the central eastern part of the United States. Management believes that any risk of concentration is minimal due to the fact that it has a broad based clientele of individuals and businesses. The loss of any significant client would not have a major impact on the company's financial condition.